Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Reports Results for the Fourth Quarter of 2021
Declares Dividend of $0.25 per Common Share; Approves $40.0 million for Share
Repurchases
Expanded Fleet by over 50% in 2021 through Immediately Accretive Transactions with all
Acquired Ships Delivered and on Charter
LONDON, ENGLAND — March 2, 2022 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three months and year ended December 31, 2021.
Full Year 2021 and Year To Date Highlights
- Reported operating revenue of $153.5 million for the fourth quarter 2021. Operating revenue for the year ended December 31, 2021 was $448.0 million.
- Reported net income available to common shareholders and normalized net income(3) of $66.1 million for the fourth quarter 2021.
- For the year ended December 31, 2021, net income available to common shareholders was $163.2 million, after $5.8 million premium paid on the full optional redemption of the outstanding 9.875% Senior Secured Notes due 2022 (“2022 Notes”) on January 20, 2021, associated non-cash write offs of deferred financing charges of $3.7 million and of original issue discount of $1.1 million, a non-cash charge of $1.3 million for accelerated stock based compensation expense, prepayment fees of $3.2 million on three credit facilities and a $7.8 million net gain from the sale of La Tour. Normalized net income(3) for the year ended December 31, 2021 was $170.7 million.
- Generated $85.4 million of Adjusted EBITDA(3) for the fourth quarter 2021. Adjusted EBITDA(3) for the year ended December 31, 2021 was $252.2 million.
- Earnings per share and Normalized earnings per share(3) for the fourth quarter of 2021 was $1.84. Earnings per share for the year ended December 31, 2021 was $4.65. Normalized earnings per share(3) for the year ended December 31, 2021 was $4.86.
- Declared a dividend of $0.25 per Class A common share for the fourth quarter of 2021 to be paid on March 4, 2022 to common shareholders of record as of February 22, 2022.
- Paid dividends of $0.25 per Class A common share for the first, second and third quarters 2021.
- Announced that from first quarter of 2022 the dividend will increase by 50% to $0.375 per Class A common share per quarter; $1.50 per share, annualized.
- Authorized $40.0 million for share repurchases, to be utilized on an opportunistic basis.

- During the fourth quarter 2021, raised $32,561 of net proceeds under the ATM program for the 8.75% Series B Preferred Shares (“Series B Preferred Shares”). Since the inception of this ATM program in December 2019, a total of $71.4 million net proceeds has been raised. During 2021, the average issue price under this ATM program was $25.38 per share, against par value of $25.00. As of December 31, 2021, there were 43,592 Series B Preferred Shares outstanding.
- The total outstanding of Senior Unsecured Notes due 2024 (the “2024 Notes”) as at December 31, 2021 was $117.5 million, which includes the issuance in July 2021 of $35.0 million aggregate principal amount of the 2024 Notes to the sellers of the Borealis Fleet, as part of the consideration. Since the inception of the ATM program for the 2024 Notes in November 2019, a total of $50.9 million net proceeds has been raised. During 2021, the average issue price under the ATM program was $25.55, against par value of $25.00. There were no sales of the 2024 Notes under this ATM program in the third and fourth quarter of 2021.
- In January 2021, fully drew down a new $236.2 million senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Facility”). The proceeds, together with cash on hand, were used to complete on January 20, 2021 the full optional redemption of our then outstanding 9.875% 2022 Notes.
- In January 2021, closed a fully underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share. The underwriters exercised, in part, their 30-day option to purchase in February 2021, an additional 141,959 Class A common shares. The aggregate net proceeds, after underwriting discounts and commissions and expenses, were approximately $67.5 million.
- In April and May 2021, drew down in full two new $51.7 million secured credit facilities and a new $54.0 million sale and leaseback agreement maturing April 2026 and May 2028 respectively, to refinance the three existing tranches of the $180.5 million Deutsche, First Citizens & Trust Company, HCOB, Entrust, Blue Ocean Credit Facility that had a maturity date of June 30, 2022.
- In August 2021, entered into a term loan facility of $12.0 million with Sinopac Capital International (HK) Limited maturing September 2026 to refinance the $8.125 million Hayfin Facility (the “GSL Valerie Facility”), which was the final facility maturing in 2022.
- In December 2021, entered into a USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter 2026 on $484.1 million of floating rate debt, which reduces over time and represented approximately half of the outstanding floating rate debt.
- In January 2022, agreed an amendment to the existing $268.0 million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine) with outstanding balance of $213.2 million, to extend the maturity date from September 2024 to December 2026, favorably amend certain covenants, and release three vessels from the facility’s collateral basket, at an unchanged rate of LIBOR + 3.00%. These three vessels were subsequently used as collateral for a new $60.0 million syndicated senior secured debt facility, maturing July 2026 and priced at LIBOR + 2.75%, which was used to fully repay the 10.00% Blue Ocean junior debt facility and for general corporate purposes. There are now no material debt maturities before May 2024.
- In February 2022, entered into a further USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter 2026 on $507.9 million of floating rate debt, which reduces over time and represented the remaining balance of the outstanding floating rate debt, leaving the Company fully hedged.
- On September 1, 2021, announced the purchase and retirement of 521,650 shares for $10.0 million.
- In January 2021, Moody’s upgraded the Corporate Family Rating and the issue rating of the 2022 Notes to B2 / Positive from B3 / Positive. In July 2021, Moody’s further upgraded the Corporate Family Rating to B1 / Stable. In August 2021, S&P upgraded the Corporate Family Rating to BB- / Stable from B+ / Stable.

- On February 9, 2021, announced the agreement to purchase from and charter back to Maersk Line, seven 6,000 TEU Post-Panamax containerships with an average age of approximately 20 years for an aggregate purchase price of $116.0 million funded by cash, a new $64.2 million secured credit facility and a new $14.7 million sale and leaseback agreement. The vessels were delivered between April 26, 2021 through July 28, 2021.
- On June 8, 2021, announced the agreement to purchase 12 containerships from Borealis Finance LLC (the “Borealis Fleet”), with an average size of approximately 3,000 TEU, a weighted average age of 11 years, and all with charters to leading liner operators, for an aggregate purchase price of $233.9 million funded by cash, an issuance of $35.0 million of existing 2024 Notes to the sellers of the ships and a new $140.0 million syndicated secured credit facility. All of these vessels were delivered in July 2021.
- On June 16, 2021, announced the agreement to purchase four 5,470 TEU ultra-high reefer capacity Panamax containerships with an average age of approximately 11 years, and with charters to Maersk Line, for an aggregate purchase price of $148.0 million funded by cash and four new $30.0 million sale and leaseback agreements. Three of these vessels were delivered to us in September 2021 and the remaining vessel was delivered on October 13, 2021.
- Between January 1, 2021 and March 1, 2022, including the charters on the 23 ships purchased during 2021, added 51 charters (including extensions), representing approximately $1.55 billion of contracted revenues and $1.17 billion of expected aggregate Adjusted EBITDA(3), calculated on the basis of the median firm periods of the respective charters. 26 charters were for 1,100 – 3,500 TEU feeder ships, nine were for 4,250 – 5,470 TEU Panamax ships, 14 were for 5,900 – 6,800 TEU Post-Panamaxes, and two were for ECO-9,115 TEU wide-beam vessels. Charter durations ranged from approximately 21 months to approximately five years, with shorter durations for the smaller ships and longer durations for the larger ships. Rates were up materially against those previously contracted.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “First and foremost, we must acknowledge the dreadful situation in Ukraine and extend our sympathies to all those affected, including the many seafarers who are so concerned about their families. We are doing all that we can to support them. The conflict introduces significant uncertainty into the course of economic recovery and additional complexity into supply chains throughout the region. That said, throughout 2021 and continuing into what is normally a seasonally weak period in the new year, the combination of consistently strong demand and limited vessel supply has driven the containership charter market to levels not seen in well over a decade. Facing robust demand for the transportation of containerized freight, both structural and pandemic-related congestion and supply chain issues that further tighten the market, and the real prospect of finding themselves short of vessel capacity, our liner company customers have sought ever-longer charter durations at increasingly attractive rates. GSL’s high-quality fleet of mid-sized and smaller containerships has put us in a very strong position to benefit from this environment, securing numerous charters at durations and rates that are multiples of what would have been available 12-18 months ago, and unthinkable in years past. In this environment, GSL has entered a virtuous cycle of improved long-term charter revenues, reduced cost of debt, selective growth on an immediately accretive basis, and substantial returns of capital to shareholders in the form of both opportunistic share buybacks and a sustainable dividend that will soon be more than triple the level announced in early 2021.”
“Moving forward, supply and demand fundamentals in the containership sector look set to remain positive through at least the medium term, with congestion expected to be a continuing feature and large retail inventory restocking needs representing a substantial incremental contributor to overall demand. Despite a continuing recovery in global economic activity, with positive implications for containerized trade flows, a limited number of new vessels in our mid-sized and smaller classes are scheduled to be delivered in the next couple of years. The combination of rising newbuild costs, a distant delivery window due to a lack of shipyard capacity, and continued uncertainty about long-term environmental regulations and propulsion technology are discouraging the speculative ordering that was a prominent feature of earlier containership market upcycles. Meanwhile, the imperative to pursue decarbonization is expected to drive cooperation between liner operators and containership owners to enhance existing ships to meet the evolving demands of both regulators and end consumers, which is expected to result in a material reduction in vessel speeds and thus in effective fleet supply. In the quarters and years ahead, and in collaboration with our customers, we expect to deploy proven technologies and solutions to improve vessel efficiency and reduce our carbon footprint accordingly. Against this highly supportive backdrop, and by continuing to execute our prudent chartering strategy and deploying capital on a highly disciplined basis, GSL remains well positioned to further improve our balance sheet, expand our contracted cash flow and fleet through selective acquisitions, reliably sustain our dividend, opportunistically utilize our new $40.0 million share repurchase authorization to return a substantial proportion of our available cashflow to shareholders, and create lasting value for shareholders throughout the cycle.”

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “The addition of more than $1.5 billion of contracted revenues and the expansion of our fleet by more than 50% since the beginning of 2021 – contributing significantly to a more than doubling of adjusted EBITDA from fourth quarter 2020 to fourth quarter 2021 - have put GSL in a position to materially improve our financial performance in ways that will benefit the Company on a sustained basis for years to come. As credit ratings across the liner industry have increasingly reflected the dramatically improved financial condition of our counterparties, we have been able to refinance over $400.0 million of debt, reduce our cost of debt from 6.3% to 4.7%, and hedge all of our floating rate debt, all reflected in our repeated credit rating upgrades. With no debt maturities until mid-2024 and a high degree of visibility on our revenues in the years ahead, we intend to continue pursuing opportunities to eliminate relatively higher cost debt and maintaining a prudent, non-speculative debt structure in which our amortization schedule is well matched by contracted cash flows. From this strong foundation, we believe that we can sustainably support not only the ongoing capital needs of our business, but also our disciplined growth strategy and a substantial return of capital to our shareholders.”
SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)
	Three	Three
	months ended	months ended	Year ended	Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Operating Revenue (1)	153,529	69,970	447,954	282,813
Operating Income	82,197	25,846	237,517	104,758
Net Income (2)	66,095	10,752	163,232	37,568
Adjusted EBITDA (3)	85,410	38,674	252,202	163,186
Normalized Net Income (3)	66,095	11,312	170,681	49,566

(1) Operating Revenue is net of address commissions which represents a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and includes the amortization of intangible liabilities. Brokerage commissions are included in “Time charter and voyage expenses”.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA, Normalized Net Income and Normalized Earnings Per Share are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measure to net income or earnings per share as reported, the most directly comparable U.S. GAAP financial measures, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.
Revenue and Utilization
Revenue from fixed-rate, mainly long-term, time-charters was $153.5 million in the three months ended December 31, 2021, up $83.5 million (or 119.3%) on revenue of $70.0 million for the prior year period. The period-on-period increase in revenue was principally due to (i) a 50.9% increase in ownership days, due to the net acquisition of 22 vessels in 2021, of which 21 were delivered prior to September 30, 2021 and one in the fourth quarter 2021, resulting in 5,968 ownership days in the quarter, compared to 3,956 in the fourth quarter 2020, (ii) increased revenue on charter renewals at higher rates on 15 vessels since the beginning of 2021, (iii) $17.9 million credit from amortization of intangible liabilities arising on below-market charters attached to vessel additions, and (iv) $7.7 million due to the modification of time charter contracts with a direct continuation at a different rate with the same charterer, partially offset by an increase in idle time, from 26 days in the fourth quarter of 2020 to 48 days in the same quarter in 2021, by an increase in unplanned offhire days from 16 in the fourth quarter of 2020 to 62 days in the same quarter of 2021 and an increase in planned offhire days from 128 in the fourth quarter of 2020 to 367 in the same quarter of 2021. The 62 days of unplanned offhire in the fourth quarter of 2021 includes an incident of 30 days for main engine malfunction and 8 days due to auxiliary and pipes leakages. The 367 days of planned offhire for drydockings in the fourth quarter 2021 were attributable to eight regulatory drydockings, while in the comparative period of 2020, the 128 days of offhire for drydockings were mainly attributable to four drydockings. Utilization for the fourth quarter of 2021 was 92.0% compared to utilization of 95.7% in the same period of the prior year.

For the year ended December 31, 2021, revenue was $448.0 million, up $165.2 million (or 58.4%) on revenue of $282.8 million in the comparative period, mainly due to the factors noted above.
The table below shows fleet utilization for the three months ended December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020, 2019 and 2018.
	Three months ended		Year ended
	December 31,	December 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2021	2020	2021	2020	2019	2018

Ownership days	5,968	3,956	19,427	16,044	14,326	7,675
Planned offhire - scheduled drydock	(367)	(128)	(752)	(687)	(537)	(34)
Unplanned offhire	(62)	(16)	(260)	(95)	(105)	(17)
Idle time	(48)	(26)	(88)	(338)	(164)	(47)
Operating days	5,491	3,786	18,327	14,924	13,520	7,577

Utilization	92.0%	95.7%	94.3%	93.0%	94.4%	98.7%

Four drydockings to meet regulatory requirements were completed in the fourth quarter 2021 and, as of December 31, 2021, four such drydockings were in progress. In 2022, we anticipate sixteen drydockings, fourteen as scheduled and two deferred from 2021 for commercial reasons.
Vessel Operating Expenses
Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 57.4% to $43.6 million for the fourth quarter 2021, compared to $27.7 million in the comparative period. The increase of $15.9 million was mainly due to 2,012 or 50.9% net additional ownership days in the fourth quarter 2021 as the result of the net increase of 22 vessels since January 1, 2021, of which 21 were delivered prior to October 1, 2021 and one in the fourth quarter 2021. The average cost per ownership day in the quarter was $7,308, compared to $7,006 for the prior year period, up $302 per day, or 4.3%.
For the year ended December 31, 2021, vessel operating expenses were $130.3 million, or an average of $6,707 per day, compared to $102.8 million in the comparative period, or $6,410 per day, an increase of $297 per ownership day, or 4.6%.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $4.8 million for the fourth quarter 2021, compared to $2.4 million in the fourth quarter of 2020. The increase was mainly due to the net increase of 22 vessels since January 1, 2021, plus the increase in unplanned off hire days resulting in higher costs for bunker fuel for owner’s account.
For the year ended December 31, 2021, time charter and voyage expenses were $13.1 million, or an average of $674 per ownership day, compared to $11.1 million in the comparative period, or $695 per ownership day, a decrease of $21 per ownership day, or 3.0%.
Depreciation and Amortization
Depreciation and amortization for the fourth quarter 2021 was $19.2 million, compared to $12.0 million in the fourth quarter of 2020. The increase was mainly due to the net increase of 22 vessels since January 1, 2021 and the 11 drydockings that have been completed since January 1, 2021, including five drydockings for vessels acquired in 2021.
Depreciation for the year ended December 31, 2021 was $61.6 million, compared to $47.0 million in the comparative period, with the increase being due mainly to the reasons noted above.

Gain on sale of vessel and impairment of vessels
The 2001-built, 2,272 TEU containership, La Tour, was sold on June 30, 2021 for net proceeds of $16.5 million resulting in a gain of $7.8 million. As at December 31, 2021, there were no events or changes in circumstances which indicated that the carrying amounts of any of our vessels may not be recoverable and therefore no impairment was charged. As of March 31, 2020, we had an expectation that the 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of these two asset groups and an impairment charge of $7.6 million was recognized. An additional impairment charge of $0.9 million was recognized on these two vessels in the three months ended June 30, 2020 for a total of $8.5 million in the year ended December 31, 2020. The two vessels were sold in July 2020.
General and Administrative Expenses
General and administrative expenses were $3.7 million in the fourth quarter 2021, compared to $2.0 million in the fourth quarter of 2020. The increase was mainly due to social tax costs related to vesting of certain senior management stock awards, the effect in share based compensation expense from a new stock award plan agreed in July 2021 and increased cost of D&O insurance. The average general and administrative expense per ownership day for the fourth quarter 2021 was $618, compared to $498 in the comparative period, an increase of $120 or 24.1%.
For the year ended December 31, 2021, general and administrative expenses were $13.2 million, compared to $8.4 million in the comparative period mainly due to the non-cash effect of accelerated stock-based compensation expense recognized in the first quarter of 2021 and the factors noted above. The average general and administrative expense per ownership day for the year ended December 31, 2021 was $682, compared to $520 in the comparative period, an increase of $162 or 31.2%.
Adjusted EBITDA
Adjusted EBITDA was $85.4 million for the fourth quarter 2021, up from $38.7 million for the fourth quarter of 2020, with the net increase being mainly due to the increased operating days from the net increase of 22 vessels since January 1, 2021 and increase revenue from charter renewals at higher rates.
Adjusted EBITDA for the year ended December 31, 2021 was $252.2 million, compared to $163.2 million for 2020, with the increase being due to the reason noted above.
Interest Expense and Interest Income
Debt as at December 31, 2021 totaled $1,085.6 million, comprising $789.7 million secured debt collateralized by vessels, $178.4 million under sale and leaseback financing transactions and $117.5 million of unsecured indebtedness on our 2024 Notes. As of December 31, 2021, none of our vessels were unencumbered.
Debt as at December 31, 2020 totaled $781.9 million, comprising $233.4 million of indebtedness on our 2022 Notes, collateralized by 16 vessels in the legacy GSL fleet, $488.7 million other secured debt collateralized by our other vessels and $59.8 million of unsecured indebtedness on our 2024 Notes. As of December 31, 2020, five of our vessels were unencumbered.
Interest and other finance expenses for the fourth quarter 2021 were $14.9 million, up from $14.8 million for the fourth quarter of 2020. The effect of full repayment of our higher interest rate 2022 Notes in January 2021 and the partial repayment of our higher interest rate Blue Ocean Junior Credit Facility in February 2021 was offset by new loans with Hamburg Commercial Bank AG (“HCOB”) and new sale and leaseback agreements with Neptune Maritime Leasing (“Neptune”) and with CMB Financial Leasing Co. Ltd. (“CMBFL”), all for vessel acquisitions.
Interest and other finance expenses for the year ended December 31, 2021 were $69.2 million, an increase of $3.8 million, or 5.8%, on the interest and other finance expenses for the comparative period, of $65.4 million, although total debt increased by a net amount of $303.7 million year on year or 38.8%. The increase was mainly due to $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021 compared to $2.8 million premium paid on the redemption of $74.0 million of the 2022 Notes in 2020, the non-cash write off of deferred financing charges of $3.7 million and of original issue discount of $1.1 million associated with the redemption of the 2022 Notes, the prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million paid on the repayment and completion of the refinancing of our Odyssia Credit Facilities and interest on new loans with HCOB and new sale and leaseback agreements with Neptune and CMBFL, all for vessel additions, offset by a decrease in our blended cost of debt from approximately 6.3% for 2020 to 4.9% for 2021, as a result of our refinancings.

Interest income for the fourth quarter 2021 was $0.01 million, the same as is the fourth quarter 2020.
Interest income for the year ended December 31, 2021 was $0.4 million, compared to $1.0 million for 2020.
Other Income, Net
Other income, net was $1.1 million in the fourth quarter 2021, compared to income of $0.9 million in the fourth quarter 2020.
Other income, net was $2.8 million in the year ended December 31, 2021, compared to income of $1.3 million in 2020.
Taxation
Taxation for the fourth quarter 2021 was a charge of $2,000, compared to a charge of $1,000 in the fourth quarter 2020.
Taxation for the year ended December 31, 2021 was a credit of $0.06 million, compared to a credit of $0.05 million for 2020.
Earnings Allocated to Preferred Shares
Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the fourth quarter 2021 was $2.4 million, compared to $1.2 million for the fourth quarter 2020. The increase was due to additional Series B Preferred Shares issued under our ATM program since January 1, 2021. The cost was $8.3 million in the year ended December 31, 2021, compared to $4.0 million for 2020.
Net Income Available to Common Shareholders
Net income available to common shareholders for the three months ended December 31, 2021 was $66.1 million. Net income available to common shareholders for the prior period was $10.8 million after $0.5 million premium paid on the redemption of $28.0 million of our 2022 Notes. Earnings per share for the three months ended December 31, 2021 was $1.84, an increase of 425.7% from the earnings per share for the comparative period, which was $0.35 per share.
Net income available to common shareholders for the year ended December 31, 2021 was $163.2 million, including the $7.8 million net gain on the sale of La Tour, the prepayment fee of $1.6 million on the partial repayment of our Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million on the completion of the refinancing of our Odyssia Credit Facilities, the prepayment fee of $0.2 million on the repayment of our Hayfin Credit Facility, the non-cash effect of $1.3 million for accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, and associated accelerated amortization of $3.7 million deferred financing charges and $1.1 million original issue discount. Net income available to common shareholders for the prior period was $37.6 million, after a non-cash impairment charge of $8.5 million, $0.2 million loss on sale of two ships, $2.3 million premium paid on the redemption of $46.0 million of our 2022 Notes in February 2020 and $0.5 million premium paid on the redemption of $28.0 million of our 2022 Notes in December and $0.4 million new awards of fully vested incentive shares. Earnings per share for the year ended December 31, 2021 was $4.65, and increase of 278.0% from the earnings per share for 2020, which was $1.23.
Normalized net income (a non-GAAP financial measure) for the three months ended December 31, 2021, was $66.1 million. Normalized earnings per share for the three months ended December 31, 2021 was $1.84 the same as reported. Normalized net income for the three months ended December 31, 2020, was $11.3 million, before the $0.5 million premium paid on the redemption of $28.0 million of our 2022 Notes in December. Normalized earnings per share for the three months ended December 31, 2020 was $0.37.
Normalized net income for the year ended December 31, 2021 was $170.7 million before the $7.8 million net gain on the sale of La Tour, the prepayment fee of $1.6 million on the partial repayment of our Blue Ocean Junior Credit Facility, the prepayment fee of $1.4 million on the completion of the refinancing of our Odyssia Credit Facilities, the prepayment fee of $0.2 million on the repayment of our Hayfin Credit Facility, the non-cash effect of $1.3 million for accelerated stock based compensation expense, $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, the associated accelerated amortization of $3.7 million deferred financing charges and $1.1 million original issue discount. Normalized earnings per share for the year ended December 31, 2021 was $4.86. Normalized net income in the comparative period was $49.6 million, before the non-cash impairment charge of $8.5 million, $2.8 million premium paid on the redemption of 2022 Notes, $0.2 million of loss on sale of the two ships and $0.4 million new awards of fully vested incentive shares. Normalized earnings per share for the year ended December 31, 2020 was $1.62.

Fleet
As at March 1, 2022, we had 65 containerships in our fleet.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
UASC Al Khor (1)	9,115	31,764	2015	Hapag-Lloyd (3)	1Q27 (3)	3Q27 (3)	34,000 (3)
Anthea Y (1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
Maira XL(1)	9,115	31,820	2015	ONE (3)	2Q27 (3)	4Q27 (3)	31,650 (3)
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC	2Q24	1Q25	23,000
GSL Ningbo	8,603	34,340	2004	MSC	1Q23	3Q23	22,500
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (5)	16,500 (5)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	1Q25 (5)	14,500 (5)
GSL Grania	7,847	29,190	2004	Maersk	4Q22	4Q24 (5)	14,500 (5)
Mary (1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina (1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	3Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	3Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk	3Q23	4Q23	35,000
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	4Q24	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750 (6)
Agios Dimitrios (4)	6,572	24,931	2011	MSC	4Q23	3Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	2Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	2Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26	18,600 (7)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	18,600 (7)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (7)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (7)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (7)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26	18,600 (7)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26	18,600 (7)
Tasman	5,936	25,010	2000	Maersk	1Q22	1Q24	12,500 (8)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	3Q24	14,500 (9)
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500 (9)
GSL Tripoli	5,470	22,259	2009	Maersk	3Q24	4Q27	36,500 (10)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	1Q28	36,500 (10)
GSL Tinos	5,470	22,067	2010	Maersk	3Q24	4Q27	36,500 (10)
GSL Syros	5,470	22,098	2010	Maersk	3Q24	4Q27	36,500 (10)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	2Q25	24,500 (11)
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25	21,000 (12)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	4Q26	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q22	4Q22	22,000
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	3Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	3Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	2Q23	25,350
GSL Rossi	3,421	16,420	2012	Gold Star/ZIM	1Q26	3Q26	20,000 (13)
GSL Alice	3,421	16,543	2014	CMA CGM	1Q23	2Q23	21,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	2Q23	3Q23	24,500
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	13,250 (14)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	20,250 (15)
GSL Lalo	2,824	11,950	2006	ONE	4Q22	1Q23	18,500
GSL Mercer	2,824	11,970	2007	ONE	4Q24	1Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24	21,500
GSL Elizabeth	2,741	11,507	2006	ONE	3Q22	1Q23	18,500
GSL Chloe	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Westwood	4Q22	1Q23	19,250
Maira	2,506	11,453	2000	Hapag-Lloyd	1Q23	2Q23	14,450
Nikolas	2,506	11,370	2000	CMA CGM	1Q23	1Q23	16,000
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	1Q25	32,000 (16)
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	Sea Consortium	1Q23	2Q23	20,000
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000 (17)
Akiteta (18)	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000
GSL Amstel	1,118	5,167	2008	CMA CGM	3Q23	3Q23	11,900

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)
In many instances charterers have the option to further extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to the date of issuance of this release plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers - may exceed the Latest Charter Expiry Dates indicated.

(3)
UASC Al Khor & Maira XL. On November 22, 2021 we announced the forward fixture of these two ships, upon the expiry of their existing charters in the second or third quarters of 2022, to a leading liner operator for approximately five years each at a charter rate of $65,000 per day.

(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)
GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.

(6)	CMA CGM Berlioz. Chartered at $34,000 per day through end-December 2021, at which time the rate increased to $37,750 per day.
(7)
On February 9, 2021 we announced that we had contracted to purchase seven ships of approximately 6,000 TEU each, which have now been delivered. Contract cover for each ship is for a firm period of at least three years from the date each vessel is delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by - and terminating prior to - each vessel’s 25th year drydocking & special survey.

(8)	Tasman. 12-month extension at charterer’s option is callable in 2Q2022, at an increased rate of $20,000 per day.
(9)
A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H, at a rate of $32,500 per day from May 2021, and ZIM Europe (formerly Dimitris Y), at a rate of $24,250 per day, from May 2022.

(10)
On June 16, 2021 we announced that we had contracted to purchase four ultra-high reefer ships of 5,470 TEU each. These ships delivered in September and October of 2021. Contract cover on each ship is for a firm period of three years at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(11)	Dolphin II. Chartered to OOCL at $24,500 per day through April 2022, at which time the rate will increase to $53,500 per day.
(12)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.
(13)	GSL Rossi. Chartered to Gold Star / ZIM to March 2022 at a rate of $20,000 per day; thereafter the rate increases to an average of $38,875 per day.
(14)
GSL Valerie: chartered to ZIM at $13,250 per day to January 2022; thereafter the rate increases to an average of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period.

(15)	Matson Molokai. Chartered to Matson at $20,250 per day to May 2022 after which the rate increases to $36,500 per day.
(16)	Manet. Chartered to OOCL at a rate of $32,000 per day upon completion of dry-docking.
(17)	Kumasi. Chartered to Wan Hai at a rate of $38,000 per day upon completion of dry-docking.
(18)
Akiteta, formerly Marie Delmas. Chartered to OOCL at a rate of $32,000 per day upon completion of dry-docking. Note that this charter was formerly attributed to Kumasi, but was switched to Akiteta due to vessel positioning and availability.

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended December 31, 2021 today, Wednesday March 2, 2022 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
(1)	Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 7693412
Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.
(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com
If you are unable to participate at this time, a replay of the call will be available through Friday, March 18, 2022 at (855) 859-2056 or (404) 537-3406. Enter the code 7693412 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com
Annual Report on Form 20-F
The Company’s Annual Report for 2020 was filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.
As at March 1, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, and ships contracted to be purchased, up to March 1, 2022, the average remaining term of the Company’s charters as at December 31, 2021, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.79 billion. Contracted revenue was $2.04 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.3 years.
Reconciliation of Non-U.S. GAAP Financial Measures
A. Adjusted EBITDA
Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.
ADJUSTED EBITDA - UNAUDITED
(thousands of U.S. dollars)
		Three	Three	Twelve	Twelve
		months	months	months	months
		ended	ended	ended	ended
		December 31,	December 31,	December 31,	December 31,
		2021	2020	2021	2020

Net income available to Common Shareholders		66,095	10,752	163,232	37,568

Adjust:	Depreciation and amortization	19,245	12,008	61,563	46,978
	Amortization of intangible liabilities	(18,362)	(453)	(45,430)	(541)
	Impairment of vessels	-	-	-	8,497
	(Gain)/loss on sale of vessels	-	-	(7,770)	244
	Interest income	(80)	(59)	(449)	(956)
	Interest expense	14,925	14,821	69,227	65,354
	Share based compensation	1,205	358	3,510	1,998
	Earnings allocated to preferred shares	2,384	1,248	8,263	3,995
	Income tax	(2)	(1)	56	49

Adjusted EBITDA		85,410	38,674	252,202	163,186

B. Normalized net income
Normalized net income represents net income available to common shareholders adjusted for impairment charges, the premium paid on redemption of our 2022 Notes together with the associated accelerated amortization of deferred financing costs and original issue discount, prepayment fees on repayment of credit facilities, accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares and gains or losses on sale of vessels. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME

(thousands of U.S. dollars)

		Three months ended December 31, 2021	Three months ended December 31, 2020	Twelve months Ended December 31, 2021	Twelve months ended December 31, 2020

Net income available to Common Shareholders		66,095	10,752	163,232	37,568

Adjust:	(Gain)/loss on sale of vessels	-	-	(7,770)	244
	Prepayment fee on repayment of Odyssia Credit Facilities	-	-	1,438	-
	Prepayment fee on partial repayment of Blue Ocean Credit Facility	-	-	1,618	-
	Prepayment fee on repayment of Hayfin Facility	-		175
	Impairment of vessels	-	-	-	8,497
	Accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares	-	-	1,346	426
	Premium paid on redemption of 2022 Notes	-	560	5,764	2,831
	Accelerated write off of deferred financing charges related to redemption of 2022 Notes	-	-	3,745	-
	Accelerated write off of original issue discount related to redemption of 2022 Notes	-	-	1,133	-

Normalized net income		66,095	11,312	170,681	49,566

C. Normalized Earnings per Share
Normalized Earnings per Share represents Earnings per Share adjusted for impairment charges, the premium paid on redemption of our 2022 Notes together with the associated accelerated amortization of deferred financing costs and original issue discount, prepayment fees on repayment of credit facilities, accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares and gains or losses on sale of vessels. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE

	Three	Three	Twelve	Twelve
	months	months	months	months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020

EPS as reported (USD)	1.84	0.35	4.65	1.23
Normalized net income adjustments-Class A common shares (in thousands USD)	-	324	7,449	6,992
Weighted average number of Class A Common shares	35,891,587	17,741,008	35,125,003	17,687,137
Adjustment on EPS (USD)	-	0.02	0.21	0.39
Normalized EPS (USD)	1.84	0.37	4.86	1.62

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," “should,” "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	geo-political events such as the conflict in Ukraine;
•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facilities;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	Global Ship Lease’s ability to realize expected benefits from its acquisition of secondhand vessels;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.
Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.
Interim Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars except share data)

	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$75,180	$80,757
Restricted cash	24,894	825
Accounts receivable, net	3,220	2,532
Inventories	11,410	6,316
Prepaid expenses and other current assets	25,224	6,711
Derivative asset	533	-
Due from related parties	2,897	1,472
Total current assets	$143,358	$98,613
NON-CURRENT ASSETS
Vessels in operation	$1,682,816	$1,140,583
Advances for vessels acquisitions and other additions	6,139	1,364
Deferred charges, net	37,629	22,951
Other non-current assets	14,010	-
Derivative asset, net of current portion	6,694	-
Restricted cash, net of current portion	103,468	10,680
Total non-current assets	1,850,756	1,175,578
TOTAL ASSETS	$1,994,114	$1,274,191
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$13,159	$10,557
Accrued liabilities	32,249	19,127
Current portion of long-term debt	190,316	76,681
Current portion of deferred revenue	8,496	5,623
Due to related parties	543	225
Total current liabilities	$244,763	$112,213
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	$880,134	$692,775
Intangible liabilities-charter agreements	55,376	4,462
Deferred revenue, net of current portion	101,288	-
Total non-current liabilities	1,036,798	697,237
Total liabilities	$1,281,561	$809,450
Commitments and Contingencies
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,464,109 shares issued and outstanding (2020 – 17,741,008 shares)	365	177
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2020 – 22,822 shares)	-	-
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value Nil shares issued and outstanding (2020 - 250,000 shares)	-	3
Additional paid in capital	698,463	586,355
Retained earnings/(accumulated deficit)	13,498	(121,794)
Accumulated other comprehensive income	227	-
Total shareholders' equity	712,553	464,741
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,994,114	$1,274,191

Global Ship Lease, Inc.
Interim Unaudited Condensed Consolidated Statements of Income
(Expressed in thousands of U.S. dollars)
	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
OPERATING REVENUES
Time charter revenue (includes related party revenues of $39,686 and $32,604 for the three month periods ended December 31, 2021 and 2020, respectively, and $144,681 and $142,826 for the twelve month periods ended December 31, 2021 and 2020, respectively)	$135,167	$69,517	$402,524	$282,272
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $3,358 and $453 for the three month periods ended December 31, 2021 and 2020, respectively, and $6,882 and $1,782 for the twelve month periods ended December 31, 2021 and 2020, respectively)	18,362	453	45,430	541
Total Operating Revenues	153,529	69,970	447,954	282,813

OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $4,539 and $3,199 for the three month periods ended December 31, 2021 and 2020, respectively, and $15,294 and $12,580 for the twelve month periods ended December 31, 2021 and 2020, respectively)	43,612	27,713	130,304	102,837
Time charter and voyage expenses (includes related party time charter and voyage expenses of $1,218 and $645 for the three month periods ended December 31, 2021 and 2020, respectively, and $3,583 and $2,446 for the twelve months period ended December 31, 2021 and 2020, respectively)	4,789	2,431	13,100	11,149
Depreciation and amortization	19,245	12,008	61,563	46,978
Impairment of vessels	-	-	-	8,497
General and administrative expenses	3,686	1,972	13,240	8,350
(Gain)/loss on sale of vessels	-	-	(7,770)	244
Operating Income	82,197	25,846	237,517	104,758

NON-OPERATING INCOME/(EXPENSES)
Interest income	80	59	449	956
Interest and other finance expenses (include of $5,764 and $2,831 Notes premium for the years ended December 31, 2021 and 2020, respectively)	(14,925)	(14,821)	(69,227)	(65,354)
Other income, net	1,125	915	2,812	1,252
Total non-operating expenses	(13,720)	(13,847)	(65,966)	(63,146)
Income before income taxes	68,477	11,999	171,551	41,612
Income taxes	2	1	(56)	(49)
Net Income	$68,479	$12,000	$171,495	$41,563
Earnings allocated to Series B Preferred Shares	(2,384)	(1,248)	(8,263)	(3,995)
Net Income available to Common Shareholders	$66,095	$10,752	$163,232	$37,568

Global Ship Lease, Inc.
Interim Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Cash flows from operating activities:
Net income	$68,479	$12,000	$171,495	$41,563
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$19,245	$12,008	$61,563	$46,978
Impairment of vessels	-	-	-	8,497
(Gain)/loss on sale of vessel	-	-	(7,770)	244
Amortization of deferred financing costs	1,469	1,055	8,279	4,085
Amortization of original issue discount/premium on repurchase of notes	(119)	814	8,615	3,269
Amortization of intangible liabilities-charter agreements	(18,362)	(453)	(45,430)	(541)
Share based compensation	1,205	358	3,510	1,998
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable and other assets	$(10,656)	$1,062	$(33,211)	$3,132
Increase in inventories	(2,149)	(901)	(5,094)	(721)
Increase in derivative asset	(7,000)	-	(7,000)	-
Increase/(decrease) in accounts payable and other liabilities	7,111	(4,155)	5,939	(2,215)
(Decrease)/increase in related parties' balances, net	(1,444)	971	(1,107)	2,504
Increase/(decrease) in deferred revenue	102,602	(492)	104,160	(4,364)
Unrealized foreign exchange gain	(5)	-	-	-
Net cash provided by operating activities	$160,376	$22,267	$263,949	$104,429
Cash flows from investing activities:
Acquisition of vessels and intangibles	$(36,000)	$-	$(463,750)	$(23,060)
Cash paid for vessel expenditures	(1,853)	(520)	(4,611)	(4,089)
Advances for vessel acquisitions and other additions	1,043	(64)	(3,276)	(4,541)
Cash paid for drydockings	(11,660)	(4,657)	(19,226)	(14,756)
Net proceeds from sale of vessels	-	-	16,514	6,852
Net cash used in investing activities	$(48,470)	$(5,241)	$(474,349)	$(39,594)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$-	$861	$22,701	$20,054
Repurchase of 2022 Notes, including premium	-	(32,356)	(239,183)	(91,971)
Proceeds from drawdown of credit facilities and sale and leaseback	30,000	-	744,506	47,000
Repayment of credit facilities and sale and leaseback	(37,835)	(17,509)	(115,502)	(64,311)
Repayment of refinanced debt	-	-	(149,632)	(44,366)
Deferred financing costs paid	(1,885)	(231)	(13,790)	(1,193)
Net proceeds from offering and repurchase of Class A common shares, net of offering costs	-	-	67,549	(74)
Retirement of Class A common shares	-	-	(10,000)	-
Proceeds from offering of Series B preferred shares, net of offering costs	(20)	11,811	51,234	18,647
Class A common shares-dividend paid	(9,235)	-	(27,940)	-
Series B Preferred Shares-dividend paid	(2,384)	(1,248)	(8,263)	(3,995)
Net cash (used in)/provided by financing activities	$(21,359)	$(38,672)	$321,680	$(120,209)
Net increase/(decrease) in cash and cash equivalents and restricted cash	90,547	(21,646)	111,280	(55,374)
Cash and cash equivalents and restricted cash at beginning of the period	112,995	113,908	92,262	147,636
Cash and cash equivalents and restricted cash at end of the period	$203,542	$92,262	$203,542	$92,262
Supplementary Cash Flow Information:
Cash paid for interest	$13,238	$19,655	$49,528	$59,769
Non-cash Investing activities:
Unpaid drydocking expenses	5,799	1,061	5,799	1,321
Unpaid vessel expenditures	6,257	1,459	6,257	4,127
Unpaid advances for vessels acquisitions and other additions	1,499	-	1,499	-
Acquisition of vessels and intangibles	4,209	-	96,344	-
Non-cash financing activities:
Issuance of 2024 Notes for the acquisition of vessels	-	-	35,000	-
Premium on the 2024 Notes issued for the acquisition of vessels	-	-	1,680	-
Net unrealized gain on interest rate cap	227	-	227	-